January 27, 2009

Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Mail Stop 7010

Washington, D.C. 20549-3638

Attention:  Mellissa Duru, Office of Mergers and Acquisitions

Re:                              Red Robin Gourmet Burgers, Inc.
Schedule TO-I filed January 14, 2009

File No. 5-7855

Dear Ms. Duru:

On behalf of Red Robin Gourmet Burgers, Inc. (the “Company”), set forth below are the responses of the Company to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission contained in the letter dated January 22, 2009, regarding the above-referenced filing.  In connection herewith, the Company has filed by EDGAR an amended Schedule TO-I, which incorporates the changes made in response to the comments in the SEC Letter, as well as one other change in Section 4 of the Offering Document (defined below).

We have enclosed a copy of Amendment No. 1 to Schedule TO-I, a complete clean copy of the Offer to Purchase Outstanding Stock Options for Cash (Exhibit (a)(1)(i) to Schedule TO-I) (the “Offering Document”), and pages of the Offering Document marked to show changes from the original filing.

For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence.  Responses are numbered to reference the appropriate comment number.  Page references appearing in the comment responses below refer to pages in the enclosed clean copy of the Offering Document.

Schedule TO-I

Offer to Purchase

How the Option Purchase Works, page 1

“When Will I Receive My Cash Payment…”, page 4

Comment 1:  We note the disclosure indicating that you will provide a “prompt” lump sum cash payment “as soon as practicable,” following the expiration of the tender offer.  Rule

14e-1(c) requires that you provide the cash payment in exchange for the options tendered promptly upon expiration of the offer.  Please revise and clarify your disclosure accordingly.

Response:   The requested revisions have been made on page 4 of the Offering Document.  In addition, we made the same change in Section 7 — “Acceptance of and Payment for Eligible Options” on page 17 of the Offering Document.

Conditions to the Completion of the Offer, page 19

Comment 2:  Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section.  This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition.  Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s).  Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders.  You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.  Please confirm your understanding in your response letter.

Response:   We hereby confirm our understanding of the Staff’s analysis set forth in Comment 2 above.  In the event a condition is triggered and the Company decides to proceed with the offer anyway, such action would constitute a waiver of the triggered condition.  If such waiver is material, the Company acknowledges and agrees that it may be required to extend the offer and re-circulate new disclosure to security holders as required under Rule 13e-4 and Regulation 14E.

Miscellaneous; Forward-looking Statements, page 26

Comment 3:  Please eliminate the reference to Section 27A and Section 21E of the Exchange Act of 1934 or revise the disclosure in this section to explicitly note that the Private Securities Litigation Reform Act’s safe harbor protections do not apply to statements made in connection with the tender offer.  See Section 27A(b)(2)(C) of the Securities Act of 1933 and Regulation M-A telephone interpretation M.2 in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations available at www.sec.gov.

Response:      The requested revisions have been made on page 26 of the Offering Document.

Closing Comments

In connection with responding to the Staff’s comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule TO-I;

Ronald R. Levine, II. . 303 892 7514 . ron.levine@dgslaw.com

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing or the amendment to Schedule TO-I, please contact the undersigned at (303) 892-7514.

Sincerely,

/s/ Ronald R. Levine, II
Ronald R. Levine, II
for
DAVIS GRAHAM & STUBBS LLP

Enclosures

cc:          Michele Anderson, Office of Mergers and Acquisitions

Annita M. Menogan, Esq. Red Robin Gourmet Burgers, Inc.